SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 28, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2011 Half-Year Group Financial Report

Interim consolidated financial statements for the six months ended June 30, 2011

Key Financials

Key Financials	2011	2010			2011	2010
(in EUR million)	H1	H1	+/-		Q2	Q2	+/-
Revenues	381.0	346.3	10%		175.6	191.8	-8%
Gross profit	181.0	183.9	-2%		76.9	105.9	-27%
Gross margin	48%	53%	-5	pp	44%	55%	-11	pp
Operating result (EBIT)	129.2	106.9	21%		54.3	60.6	-10%
EBIT margin	34%	31%	3	pp	31%	32%	-1	pp
Net result	90.4	74.1	22%		38.2	42.3	-10%
Net result margin	24%	21%	3	pp	22%	22%	0	pp
Net result per share - basic (EUR)	0.90	0.74	22%		0.38	0.42	-10%
Net result per share - diluted (EUR)	0.89	0.73	22%		0.38	0.42	-10%
Free cash flow*	20.5	79.4	-74%		8.8	11.5	-23%
Equipment order intake	432.5	343.9	26%		222.2	175.4	27%
Equipment order backlog (end of period)	373.5	250.0	49%		373.5	250.0	49%

* Operating CF + Investing CF + Changes in Cash Deposits

Quarterly Business Development

Key Share Data

Key Share Data	H1/2011		H1/2010
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	23.53	34.12	19.73	23.83
Period High Price	33.48	44.88	28.75	38.56
Period Low Price	22.70	32.65	19.12	23.11
Number of shares issued (end of period)	101,779,752		101,071,374
Market capitalization (end of period), million EUR, million USD	2,394.9	3,472.7	1,994.1	2,408.5

Table of Contents

Interim Management Report	3
1. Business Activity	3
2. Important Factors of the Reporting Period	4
3. Results of Operations	6
3.1. Development of Revenues	6
3.2. Development of Results	7
3.3. Development of Orders	8
4. Financial Position and Net Assets	10
5. Opportunities and Risks	11
6. Outlook	12
Interim Financial Statements	13
1. Consolidated Income Statement	13
2. Consolidated Statement of other Comprehensive Income	13
3. Consolidated Statement of Financial Position	14
4. Consolidated Statement of Cash Flows	15
5. Consolidated Statement of Changes in Equity	16
Additional Disclosures	17
1. Accounting Policies	17
2. Segment Reporting	17
3. Stock Option Plans	17
4. Employees	18
5. Management	18
6. Related Party Transactions	18
7. Post-Balance Sheet Date Events	18
Responsibility Statement	19

Forward-Looking Statements

This report may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semiconductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for R&D and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of larger diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or Hydride Vapor Phase Epitaxy (“HVPE”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

Dollar - Euro development

•             Throughout the reporting period, the US Dollar has suffered from disappointing US economic data and outlook figures, and has weakened against the Euro by 7%, to end the first half of 2011 at 1.44 USD/EUR. Over the same period, the Euro appeared to find support from the prospect of further European interest rate hikes and from the surprisingly strong economic recovery in some specific EU economies, despite a renewed focus on resurfacing EU debt problems.

•             In excess of 90% of AIXTRON’s 2011 first half revenues were contractually denoted in US Dollars. The USD/EUR average exchange rate, used by AIXTRON for the income and expenses of this period was 1.40 USD/EUR (Q1/2011: 1.36 USD/EUR; Q2/2011: 1.45 USD/EUR), compared to the exchange rate of 1.35 USD/EUR used in the first half of 2010. AIXTRON’s first half 2011 revenues and profitability were influenced by the year on year (H1/2011 over H1/2010) and quarterly sequential (Q2/2011 over Q1/2011) weakening of the US Dollar. The profitability of the period was influenced by some gains from currency hedging and positive currency translation effects.

High order intake and high work in progress levels

•             During the first half year of 2011, the AIXTRON equipment order intake amounted to EUR 432.5m, which is 26% higher than in H1/2010 (EUR 343.9m). Recorded orders continued to be received at an historically high level, mainly fuelled by HB LED backlighting and lighting applications, the latter becoming more prominent in the second quarter. Following on from the trend seen in the recent quarters, China was the strongest regional driver in this market. The total equipment order intake for Q2/2011 came in at EUR 222.2m, an increase of 6% over Q1/2011.

•             The 2011 first half revenues increased by 10% year on year to EUR 381.0m (H1/2010: 346.3m), but decreased 15% sequentially from Q1/2011 (EUR 205.4m) to Q2/2011 (EUR 175.6m). This sequential development was mainly due to some later than scheduled Chinese customer LED production facility completions and some temporary regional customer financing delays. The recorded H1/2011 revenues were also negatively affected by the currency effect of a weakening US-Dollar in a quarterly sequential and a year on year comparison as well as regional product mix and volume effects on selling prices.

•             The 2011 first half gross profit, in absolute terms, was marginally down year on year at EUR 181.0m and the gross margin declined by 5 percentage points to 48%, compared to EUR 183.9m or 53% in H1/2010.  In a sequential comparison, the Company’s Q2/2011 gross margin decreased by seven percentage points, from 51% (EUR 104.2m) in Q1/2011 to 44% (EUR 76.9m) in Q2/2011. This decrease was mainly due to the quarterly sequential revenue development which was affected by currency effects, regional product mix and selling prices influenced by larger order volumes, set against a stable sequential cost base.

•             The 2011 first half EBIT came in at EUR 129.2m (34%) and was 21% higher in absolute terms and the margin was 3 percentage points better year on year than the EUR 106.9m (31%) in H1/2010. However, the Q2/2011 EBIT margin, at 31% (EUR 54.3m), was 5 percentage points lower sequentially than in Q1/2011 at 36% (EUR 74.9m). This sequential EBIT-margin development was mainly influenced by the above mentioned gross margin effects, which were, however, partly compensated by an improved operating cost base and positive hedging effects.

Further growth strategy in China

•             In January 2011, the Company’s new wholly-owned Chinese subsidiary; AIXTRON China Ltd., was legally registered with the Chinese authorities, which represents an important milestone in AIXTRON’s growth strategy in China. Going forward, this new business structure will make it easier for AIXTRON to improve the direct support of AIXTRON’s growing Chinese customer base, including opening further support offices and thereby supplying spare parts and services even faster and more efficiently to customers.

•             In June, 2011, AIXTRON also signed a formal collaboration agreement with the Suzhou Institute of Nano-Tech and Nano-Bionics (SINANO) which will include opening a new MOCVD training and demo center in Suzhou, China. The new training center will be fully operational later this year and will be equipped with AIXTRON’s latest generation MOCVD systems, staffed with a professional team, including highly experienced AIXTRON process and maintenance engineers. The agreement is designed to both support SINANO’s research work and to train Chinese engineers, and in doing so; the facility helps to address the national and regional demand for professionally trained

MOCVD engineers and operators.

•             AIXTRON intends to continue to pursue the Company’s Chinese expansion plans with further investments throughout the year, increasing its commitment to support China’s objective of becoming a leading global manufacturer of LED devices.

Several AIXTRON awards and nominations

•             In the second quarter of 2011, AIXTRON has received several awards reflecting its successful business development and in recognition of the quality of communication with the investment community.

•             This includes a Management Award from a major German business magazine; WirtschaftsWoche, a European Regional Business Award from HSBC and podium awards in the 2011 Investor Relations Award from the German business magazine; Capital, from the US business magazine Institutional Investor, and from the Annual Investor Relations Survey by Thomson Reuters Extel in conjunction with the German Investor Relations Association; DIRK.

Korean government and industry initiatives fuel growing LED lighting momentum

•             On June 8, 2011, South Korea launched a new LED lighting adoption program as part of the Korean government’s national energy-saving objectives. The program aims at achieving 100% adoption rates for LED lighting in Korean governmental institutions and 60% penetration of all lighting applications throughout the country by 2020. In the short-term, the government aims to achieve 30% nationwide penetration of all lighting applications by 2015. This is the most ambitious national implementation plan seen so far globally.

•             Currently, LEDs account for only 2.5% of all lighting in South Korea and to achieve their objective, the government has undertaken to provide substantial nationwide subsidies to promote the adoption of LED lighting. Korea will fund about USD 185m in 2012 and 2013 to support the switch from conventional lights to LED lighting in the urban public sector, in companies owned or partly owned by the state and throughout all government facilities and offices. Additional funds will be eventually made available to facilitate energy-efficiency rebates and tax breaks for the private sector. Although not fully defined at this point in time, the Korean government has indicated that similar levels of investment would be available beyond 2013 to support this national energy efficiency initiative.

•             On the commercial level, Samsung and LG are already locally offering 60W equivalent LED light bulbs in Korea at prices around USD 14-17, which is, in the opinion of AIXTRON Management, within the key price tipping point range for commercial LED light adoption. This significant price positioning represents a 50% year on year market price reduction from major and influential global consumer electronics brands.

•             A combination of the commitment of the South Korean government and the additional industry initiatives, promoting energy efficient LED lighting applications, are creating a highly favorable momentum in the Korean LED market that, in the opinion of the AIXTRON Management, could act as a positive catalyst towards an earlier than forecast general adoption of LED lighting in other regions as well, potentially leading to a wider demand for LED production equipment from AIXTRON.

Newly elected Supervisory Board of AIXTRON SE

•             At the first Ordinary General Meeting of AIXTRON SE following the conversion from AIXTRON AG, a new AIXTRON SE Supervisory Board was elected on May 19, 2011. Mr. Kim Schindelhauer is Chairman, Dr. Holger Jürgensen is Deputy Chairman of the Supervisory Board. The following persons are members of the Supervisory Board: Prof. Dr. Petra Denk, Prof. Dr. Wolfgang Blättchen, Karl-Hemann Kuklies and Prof. Dr. Rüdiger von Rosen. The Supervisory Board Audit and Technology Committees were subsequently formed. The Audit Committee is chaired by Prof. Dr. Wolfgang Blättchen, the Technology Committee by Prof. Dr. Petra Denk.

3. Results of Operations

3.1. Development of Revenues

During the first six months of 2011, AIXTRON recorded total revenues of EUR 381.0m, an increase of EUR 34.7m, or 10%, compared to EUR 346.3m in the same period last year. The most significant positive factor in this development was the year on year increase in demand for MOCVD deposition equipment for LEDs for consumer electronics and lighting applications, the latter becoming more prominent in the second quarter of 2011. However, the 2011 half-year revenues also reflect a negative year on year USD/EUR exchange rate effect, as the USD has become comparatively weaker throughout the six months reporting period. Additionally, revenues were negatively affected by regional product mix and volume effects on selling prices.

In a slightly weaker shipment quarter, the Q2/2011 revenue development was partially affected by some, later than scheduled, Chinese LED customer production facility completions and some regional customer financing delays which AIXTRON believes to be temporary. Consequently, Q2/2011 revenues were down 8% against the previous year (Q2/2011: EUR 175.6m; Q2/2010: EUR 191.8m) and 15% compared to the previous quarter (Q1/2011: EUR 205.4m). However, Management believes that the aforementioned events will not impact the underlying growth trend in this industry or this regional market, which continues to exhibit positive mid to long-term growth signals.

Equipment revenues, excluding spares and service, were EUR 351.2m in H1/2011 (H1/2010: EUR 323.4m), which represents 92% of the total H1/2011 revenues (H1/2010: 93%). The AIXTRON equipment bought is still predominantly used by customers for the production of LEDs for consumer electronics products and, to an increasing extent, for emerging lighting applications.

The remaining revenues were generated by sales of spare parts and service, which totaled 8% of total revenues in H1/2011 (H1/2010: 7%).

	2011		2010
Revenues by Equipment, Spares &	H1		H1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	351.2	92	323.4	93	27.8	9
Other revenues (service, spare parts, etc.)	29.8	8	22.9	7	6.9	30
Total	381.0	100	346.3	100	34.7	10

90% of total revenues in the first six months of 2011 were generated by sales to customers in Asia. This is 4 percentage points lower than the 94% recorded in H1/2010. 4% of revenues in H1/2011 were generated in Europe (H1/2010: 3%) and the remaining 6% in the USA (H1/2010: 3%).

	2011		2010
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	341.7	90	326.4	94	15.3	5
Europe	17.1	4	9.1	3	8.0	88
USA	22.2	6	10.8	3	11.4	106
Total	381.0	100	346.3	100	34.7	10

3.2. Development of Results

	2011		2010
	H1		H1		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	200.0	52	162.4	47	37.6	23
Gross profit	181.0	48	183.9	53	-2.9	-2
Operating costs	51.9	14	77.0	22	-25.1	-33
Selling expenses	17.8	5	25.2	7	-7.4	-29
General and administration expenses	17.6	5	14.1	4	3.5	25
Research and development costs	24.0	6	21.7	6	2.3	11
Net other operating (income) and expenses	(7.5)	2	16.0	5	(23.5)	-147

Cost of sales, in absolute terms, increased year on year, by 23% from EUR 162.4m in H1/2010 to EUR 200.0m in H1/2011. Cost of sales relative to revenues increased to 52% (H1/2010: 47%). The relationship between revenues and cost of sales at AIXTRON generally depends on total sales volume, product and regional mix and a potential USD/EUR exchange rate effect.

In Q2/2011 however, although revenues were 15% down sequentially, negatively affected by currency effects, regional product mix and volume effects on selling prices, the absolute cost of sales remained close to the level recorded in the prior quarter (Q1/2011: EUR 101.2m) and amounted to EUR 98.8m. This timing issue of reduced shipments and above mentioned revenue effects were the major driver behind the recorded higher percentage of cost of sales of 56% in Q2/2011, and had a predictable impact on the Company’s recorded Q2/2011 and H1/2011 gross profit.

The Company’s first half gross profit decreased by 2% year on year, as a result of lower revenues partly due to a weaker US-Dollar and an increased cost of sales base, to EUR 181.0m in H1/2011 (H1/2010: 183.9m), resulting in a first six months gross margin of 48% (H1/2010: 53%). Due to the higher percentage of cost of sales relative to revenues, the Q2/2011 gross profit was down compared to both the previous year and the previous quarter. It amounted to EUR 76.9m (Q2/2010: EUR 105.9m; Q1/2011: EUR 104.2m) or 44% of total revenues (Q2/2010: 55%; Q1/2011: 51%).

Operating costs decreased year on year in absolute terms by 33% to EUR 51.9m (H1/2010: EUR 77.0m). Operating costs relative to revenues were only 14% in H1/2011, which is 8 percentage points lower than the 22% in H1/2010. In an absolute sequential quarterly comparison; the Q2/2011 operating costs of EUR 22.5m (13% of sales) were 23% lower than Q1/2011: EUR 29.2m (14% of sales), and 50% lower than Q2/2010 EUR 45.4m (24% of sales). This positive development partially offset some of the decrease in gross profit and was influenced by the following factors:

Selling expenses decreased year on year by 29% to EUR 17.8m (H1/2010: EUR 25.2m), mainly against a backdrop of lower regional sales commissions and warranty expenses. Selling expenses relative to revenues decreased year on year by 2 percentage points to 5% compared to 7% in H1/2010. In Q2/2011, selling expenses were down 32% from their Q1 level to EUR 7.2m (Q2/2010: EUR 13.3m; Q1/2011: EUR 10.6m).

The 25% year on year increase in general and administration expenses to EUR 17.6m in H1/2011 (H1/2010: EUR 14.1m) was principally due to increased Management costs including bonuses, IT infrastructure costs and external consultancy charges. General and administration expenses relative to revenues remained broadly stable at 5% of sales in H1/2011 compared to 4% in H1/2010. In Q2/2011, general and administrative costs were slightly down compared to the previous quarter and amounted to EUR 8.7m or 5% of revenues (Q2/2010: EUR 6.7m, 3%; Q1/2011: EUR 8.8m, 4%).

Research and development costs increased by 11% year on year, from the EUR 21.7m recorded in H1/2010 to EUR 24.0m in H1/2011. This was due to the predicted increase in research and development activities requiring additional personnel and increased material consumption, depreciation and facilities’ costs, including those for the new R&D center. In relative terms, R&D costs in H1/2011 were stable at 6% of revenues (H1/2010: 6%). R&D costs in Q2/2011 remained relatively high at EUR 11.5m or 7% of revenues, but in absolute terms were about 7% less than the figure recorded in Q1/2011 (Q2/2010: EUR 10.9m; Q1/2011: EUR 12.4m). This is principally just an incurred timing issue of research and development projects.

The predicted rising average number of R&D employees in H1/2011 to 245 (H1/2010: 231), illustrates the degree to which AIXTRON is committed to and maintains a strong, well funded and focused R&D program within the business.

The new R&D center remains on budget and on schedule to be fully completed by the first quarter of 2012, although the first systems to be installed in this state of the art facility will commence commissioning in Q4/2011.

	2011	2010
Key R&D Information	H1	H1	+/-
R&D expenses (million EUR)	24.0	21.7	11%
R&D expenses, % of sales	6	6
R&D employees (period average)	245	231	6%
R&D employees, % of total headcount (period average)	32	31	1	pp

Net other operating income and expenses in the first six months of 2011 resulted in an income of EUR 7.5m, compared with EUR 16.0m of expense in H1/2010. The majority of this net other income namely; nearly EUR 5m, is attributable to Q2/2011 (Q2/2010: EUR -14.5m; Q1/2011: EUR 2.6m).

In H1/2011, a net currency income of EUR 7.8m (H1/2010: EUR -18.6m) arose principally from USD/EUR hedging contracts and currency transactional and translation differences. EUR 1.1m of R&D grants, received in H1/2011 (H1/2010: EUR 1.7m), were, as usual, recorded as “other operating income”.

The absolute operating result increased in a year on year comparison by 21%, from EUR 106.9m in H1/2010 to EUR 129.2m in H1/2011 with a 3 percentage points higher EBIT margin of 34% (H1/2010: 31%). This development was principally due to the significantly reduced operating costs and the increased net other operating income as described above, more than offsetting the lower gross profit and gross margin. In Q2/2011, the operating result amounted to EUR 54.3m (Q2/2010: EUR 60.6m; Q1/2011: EUR 74.9m) or 31% of total revenues (Q2/2010: 32%; Q1/2011: 36%). This development is due to the aforementioned quarterly sequential decrease in gross margin that was only partially offset by the reduction in operating costs and the increased net other operating income.

Result before taxes increased by 21% from EUR 107.4m in H1/2010 to EUR 129.5m in H1/2011, with a net finance income of EUR 0.3m in H1/2011 (H1/2010: EUR 0.5m). In Q2/2011, the result before taxes amounted to EUR 54.3m, representing a 28% sequential decrease in absolute terms against Q1/2011 (Q2/2010: EUR 61.7m; Q1/ 2011: EUR 75.2m) and a margin decline of about 6 percentage points relative to Q1.

AIXTRON recorded a tax expense of EUR 39.1m in H1/2011, at a quite stable effective tax rate of 30% of the profit before tax (H1/2010: EUR 33.3m or 31%). Tax expenses in Q2/2011 amounted to EUR 16.1m, resulting in the same effective tax rate of 30% (Q2/2010: EUR 19.4m or 31%; Q1/2011: EUR 22.9m or 31%).

The net income in H1/2011 was 22% up, year on year, from EUR 74.1m (21% of revenues) in H1/2010, to EUR 90.4m (24% of revenues). Net income for Q2/2011 was also sequentially affected by the reduced gross margin and came in at EUR 38.2m or 22% of revenues (Q2/2010: EUR 42.3m or 22%; Q1/ 2011: EUR 52.3m or 25%). However, despite the 7 percentage points lower gross margin, compared to Q1/2011, the net profit margin in Q2/2011 was only 3 percentage points less than in Q1/2011, which is mainly attributable to the improved operating cost and currency hedging benefits.

3.3. Development of Orders

Equipment Orders	2011	2010	+/-
(in EUR million)	H1	H1	m EUR	%
Equipment order intake	432.5	343.9	88.6	26
Equipment order backlog (end of period)	373.5	250.0	123.5	49

The H1/2011 equipment order intake increased, year on year, and at EUR 432.5m was 26% up on the EUR 343.9m recorded in H1/2010. In contrast to the weaker revenue development in Q2/2011, equipment order intake in Q2 was recorded at an historically high level, at EUR 222.2m in the quarter

(Q2/2010: EUR 175.4m; Q1/2011: EUR 210.3m). As a matter of internal policy, the 2011 order intake in US Dollars is recorded at the current 2011 budget exchange rate of 1.35 USD/EUR (2010: 1.50 USD/EUR).

As in the previous quarters, AIXTRON continues to see very good market acceptance of its latest generation G5 and CRIUS® II equipment systems, which were launched in February 2010. At 70% of the equipment order intake in Q2/2011 (Q1/2011: 65%; Q4/2010: 55%; Q3/2010: 29%; Q2/2010: 8%), the customer adoption rate for these new systems is even faster than with earlier generation systems.

As already mentioned, Management is currently seeing increasing activity around LED lighting, including LED lighting device adoption programs from utilities or national governments. Management estimates that more than 50% of the total equipment order intake relates to customers intending to employ this equipment for the production of LEDs for lighting products.

The total equipment order backlog reached a record high of EUR 373.5m as at June 30, 2011 and was 49% higher than the EUR 250.0m at the same point in time in 2010, and 24% higher than the 2011 opening backlog of EUR 302.3m as of January 1, 2011. This high order backlog at the end of June, 2011 demonstrates the high revenue potential for the second half of the year.

Order Recognition

As a matter of strict internal policy of prudence, AIXTRON has defined clear requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1.              The receipt of a firm written purchase order and

2.               the receipt of the agreed deposit  and

3.               the accessibility of the required shipping documentation  and

4.               a customer confirmed agreement on a system specific delivery date.

In addition, and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to additionally assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When that Management assessment concludes, that there is an unacceptable degree of risk of realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements points 1-4 above.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2011 and December 31, 2010.

The equity ratio increased to 76% as of June 30, 2011, compared to 73% as of December 31, 2010, principally due to higher retained earnings.

AIXTRON Group’s capital expenditures of the first half-year of 2011 amounted to EUR 11.7m (H1/2010: EUR 15.4m), of which EUR 11.1m (H1/2010: EUR 14.4m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 342.2m (EUR 202.3m + EUR 139.9m cash deposits) as of June 30, 2011 compared to EUR 384.7m (EUR 182.1m + EUR 202.6m cash deposits) as of December 31, 2010. This decrease was mainly due to advance payments from customers most of which being employed to finance increased work in progress reflecting current order levels and the dividend payment of EUR 60.7m in Q2/2011, following the dividend proposition approval of the AIXTRON shareholders at the Annual General Meeting in May, 2011.

The value of property, plant and equipment increased to EUR 83.9m as of June 30, 2011 (EUR 77.9m as of December 31, 2010), principally due to investments in R&D.

The decrease in the value of goodwill from EUR 62.2m as per December 31, 2010 to EUR 57.5m as per June 30, 2011 resulted purely from currency translation adjustments. There were no additions or impairments in the first six months of 2011.

The value of other intangible assets decreased from EUR 7.0m as per December 31, 2010 to EUR 5.7m as per June 30, 2011. The recorded differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, increased from EUR 167.2m as of December 31, 2010 to EUR 186.3m as of June 30, 2011, reflecting the continuation of strong order intake and backlog and consequent increase in work in progress and inventory. Some of the delayed shipments due to late customer production facility completions or temporary regional customer financing delays have also contributed to a higher residual inventory figure in Q2/2011.

In the six month reporting period, retained advance payments from customers have decreased by EUR 12.9m, or 11%, from EUR 117.5m as of December 31, 2010 to EUR 104.6m as of June 30, 2011, but are 49% higher sequentially from Q1/2011 (EUR 70.0m). These fluctuations are principally due to timing of inflowing funds and outgoing shipments as well as different regional and customer-specific practices.

Trade receivables increased from EUR 88.4m as of December 31, 2010 to EUR 94.8m as of June 30, 2011, reflecting large customer order deliveries in June leading to the corresponding cash inflow in early July.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                 Continuing adoption of LEDs for backlighting of LCD screens (netbooks, tablets, laptops, monitors, TVs), LEDs in automotive (e.g. interior lighting, headlights and rear lights) or other applications.

•                 Increasing adoption of LEDs for exterior, public street and commercial lighting.

•                 Increased adoption of LEDs for consumer and residential general lighting applications.

Mid Term

•                 Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                 Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                 Development of next generation NAND, DRAM and PRAM memory devices.

•                 Increased development activity for specialized compound solar cell applications.

Long Term

•                 Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                 Progress in the convergence development of complex compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                 Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                 Development of UV LED applications e.g. for water purification

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2010 and in the section “Risk Factors” in AIXTRON’s 2010 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2011. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

During the first six months of 2011, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2010 Annual Report/20-F Report referred to above.

6. Outlook

Despite the increased perceived volatility, and the further weakening of the US Dollar, we continue to believe that 2011 could result in another revenue growth year for AIXTRON and that the very solid order backlog, with which we started into 2011, and the orders since received, constitutes a strong foundation for the realization of that potential.

For fiscal year 2011, we remain confident of achieving a revenue figure of circa EUR 800 - 900m with an operating margin of circa 35%.

Customers have responded very positively to the recent introduction of the new AIXTRON CRIUS® II-L system at the LED Forum in Shanghai, in July, 2011. This latest AIXTRON product has a wafer batch capacity of 16x4 inch wafers or 69x2 inch wafers, providing customers with the largest production proven throughput MOCVD system capacity available in the market today. This new reactor evolution is based on the already market proven CRIUS® II reactor technology which was introduced very successfully in 2010, guaranteeing customers a seamless transfer of qualified high performance LED processes. We expect that, combined with other recent new product introductions and other products under development, we will continue to compete prominently at the highest level for market share of the MOCVD equipment market.

We will continue to closely watch the currently volatile USD/EUR exchange rate development and the potential consequential effects on the Company’s revenues and profitability and will, where possible, economically and expediently, employ appropriate financial instruments to mitigate potential risk.

Due to the evident multiple markets emerging for LED applications, we believe that our LED production equipment will remain the most prominent element of our current and immediate future revenues. We expect that the consumer retail market demand for products such as monitors and TVs, employing LED backlighting, will continue to grow in 2011. Furthermore, we anticipate that the adoption of LED lighting applications will continue to increase throughout 2011, with Asia remaining a prominent regional driver in support of this market development.

During the remaining six months of the year, we plan to continue to invest in laboratory equipment, into the expansion of our activities in China and in the completion of our new R&D center (Phase 2) building in Herzogenrath, Germany.

We carry no debt and continue to believe that our Company has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at June 30, 2011, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	H1/2011	H1/2010	+/-	Q2/2011	Q2/2010	+/-

Revenues	381,032	346,349	34,683	175,622	191,844	-16,222
Cost of sales	200,003	162,470	37,533	98,769	85,871	12,898
Gross profit	181,029	183,879	-2,850	76,853	105,973	-29,120

Selling expenses	17,829	25,157	-7,328	7,204	13,319	-6,115
General administration expenses	17,556	14,072	3,484	8,744	6,657	2,087
Research and development costs	23,954	21,720	2,234	11,541	10,917	624
Other operating income	9,094	2,679	6,415	5,029	1,465	3,564
Other operating expenses	1,633	18,694	-17,061	134	15,987	-15,853
Operating result	129,151	106,915	22,236	54,259	60,558	-6,299

Finance Income	1,729	1,081	648	912	1,093	-181
Finance Expense	1,382	577	805	895	0	895
Net Finance Income	347	504	-157	17	1,093	-1,076
Result before taxes	129,498	107,419	22,079	54,276	61,651	-7,375

Taxes on income	39,051	33,329	5,722	16,106	19,391	-3,285
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	90,447	74,090	16,357	38,170	42,260	-4,090

Basic earnings per share (EUR)	0.90	0.74	0.16	0.38	0.42	-0.04
Diluted earnings per share (EUR)	0.89	0.73	0.16	0.38	0.42	-0.04

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	H1/2011	H1/2010	+/-	Q2/2011	Q2/2010	+/-

Profit or Loss	90,447	74,090	16,357	38,170	42,260	-4,090

Losses/gains from derivative financial instruments before taxes	4,919	-17,625	22,544	-1,182	-12,018	10,836
Deferred taxes	-690	5,419	-6,109	948	3,435	-2,487
Currency translation adjustment	-13,079	12,262	-25,341	-3,806	9,162	-12,968
Other comprehensive income	-8,850	56	-8,906	-4,040	579	-4,619
Total comprehensive income attributable to equity holders of AIXTRON SE	81,597	74,146	7,451	34,130	42,839	-8,709

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	30/06/2011	31/12/2010	30/06/2010
Assets
Property, plant and equipment	83,863	77,910	48,637
Goodwill	57,540	62,201	66,981
Other intangible assets	5,683	6,977	7,352
Other non-current assets	722	807	706
Deferred tax assets	19,321	19,469	29,001
Tax assets	334	332	373
Total non-current assets	167,463	167,696	153,050
Inventories	186,348	167,221	131,012

Trade receivables less allowance kEUR 370 (2010: kEUR 382; Q2 2010 kEUR 766)	94,756	88,407	89,080
Current tax assets	8,147	696	0
Other current assets	26,904	14,707	17,558
Other financial assets	139,897	202,587	130,000
Cash and cash equivalents	202,335	182,118	241,186
Total current assets	658,387	655,736	608,836
Total assets	825,850	823,432	761,886

Liabilities and shareholders’ equity

Subscribed capital
Number of shares: 100,700,827 (2010: 100,100,941; Q2/2010 99,992,449)	100,701	100,101	99,992
Additional paid-in capital	272,232	267,070	264,841
Retained earnings	274,221	244,488	125,434

Income and expenses recognized in equity	-20,185	-11,335	-13,508
Total shareholders’ equity	626,969	600,324	476,759
Employee benefits	0	17	1,158
Other non-current liabilities	196	636	81
Other non-current accruals and provisions	142	387	671
Deferred tax liabilities	0	0	303
Total non-current liabilities	338	1,040	2,213
Trade payables	40,265	39,643	32,979
Advance payments from customers	104,556	117,477	155,854
Other current accruals and provisions	36,300	43,536	61,076
Other current liabilities	5,355	4,034	3,446
Current tax liabilities	12,033	17,342	29,520
Deferred revenues	34	36	39
Total current liabilities	198,543	222,068	282,914
Total liabilities	198,881	223,108	285,127
Total liabilities and shareholders’ equity	825,850	823,432	761,886

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	H1/2011	H1/2010	+/-	Q2/2011	Q2/2010	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	90,447	74,090	16,357	38,170	42,260	-4,090

Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	2,639	1,869	770	1,297	957	340
Depreciation and amortization expense	6,368	6,244	124	3,067	3,240	-173
Net result from disposal of property, plant and equipment	-17	1	-18	-17	1	-18
Deferred income taxes	-1,752	-13,870	12,118	-4,693	-8,081	3,388

Change in

Inventories	-21,310	-38,361	17,051	-23,574	-26,025	2,451
Trade receivables	-8,745	-36,861	28,116	-25,386	-13,028	-12,358
Other assets	-14,668	-14,796	128	-3,832	-7,590	3,758
Trade payables	1,753	9,092	-7,339	-371	-7,305	6,934
Provisions and other liabilities	-10,104	45,358	-55,462	-5,929	26,394	-32,323
Non-current liabilities	-667	-4,324	3,657	-107	-3,222	3,115
Advance payments from customers	-11,821	66,342	-78,163	34,850	15,313	19,537
Cash inflow from operating activities	32,123	94,784	-62,661	13,475	22,914	-9,439

Cash inflow/outflow from investing activities

Capital expenditures in property, plant and equipment	-11,107	-14,425	3,318	-4,478	-10,940	6,462
Capital expenditures in intangible assets	-569	-1,016	447	-256	-477	221
Proceeds from disposal of fixed assets	42	38	4	42	38	4
Bank deposits with a maturity of more than 90 days	61,196	-40,000	101,196	53,956	-9,000	62,956
Cash inflow/outflow from investing activities	49,562	-55,403	104,965	49,264	-20,379	69,643

Cash inflow/outflow from financing activities

Dividend paid to shareholders	-60,714	-15,748	-44,966	-60,714	-15,748	-44,966
Proceeds from issue of equity shares	3,123	2,963	160	1,044	1,175	-131
Cash inflow/outflow from financing activities	-57,591	-12,785	-44,806	-59,670	-14,573	-45,097

Effect of changes in exchange rates on cash and cash equivalents	-3,877	3,398	-7,275	-1,446	2,615	-4,061
Net change in cash and cash equivalents	20,217	29,994	-9,777	1,623	-9,423	11,046
Cash and cash equivalents at the beginning of the period	182,118	211,192	-29,074	200,712	250,609	-49,897
Cash and cash equivalents at the end of the period	202,335	241,186	-38,851	202,335	241,186	-38,851
Interest paid	-140	-121	-19	56	-1	57
Interest received	1,316	812	504	433	698	-265
Income taxes paid	-52,255	-28,878	-23,377	-9,327	-689	-8,638
Income taxes received	1,075	76	999	428	0	428

* unaudited

5. Consolidated Statement of Changes in Equity*

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Derivative financial instruments	Retained earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total

Balance at January 1, 2011	100,101	267,070	-10,995	-340	244,488	600,324
Dividends to shareholders					-60,714	-60,714
Share based payments		2,639				2,639
Issue of shares for options	600	2,523				3,123
Net income for the period					90,447	90,447
Other comprehensive income			-13,079	4,229		-8,850
Total comprehensive income			-13,079	4,229	90,447	81,597
Balance at June 30, 2011	100,701	272,232	-24,074	3,889	274,221	626,969

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total

Balance at January 1, 2010	99,588	260,413	-12,449	-1,115	67,092	413,529
Dividends to shareholders					-15,748	-15,748
Share based payments		1,869				1,869
Issue of shares for options	404	2,559				2,963
Net income for the period					74,090	74,090
Other comprehensive income			12,262	-12,206		56
Total comprehensive income		0	12,262	-12,206	74,090	74,146
Balance at June 30, 2010	99,992	264,841	-187	-13,321	125,434	476,759

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to §317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd. (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); AIXTRON China Ltd., Shanghai (P.R. China); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). In comparison with December 31, 2010, AIXTRON China Ltd., Shanghai has been added to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	H1/2011	341,688	17,130	22,215	381,033
	H1/2010	326,410	9,169	10,770	346,349
Segment assets (property, plant and equipment)	30/06/11	631	80,546	2,686	83,863
	30/06/10	279	44,458	3,900	48,637

3. Stock Option Plans

In the first six months of 2011, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	30/06/11	Exercised	Expired/Forfeited	31/12/10
stock options	3,863,576	599,886	23,072	4,486,534
underlying shares	4,531,053	599,886	23,813	5,154,752

AIXTRON ADS	30/06/11	Exercised	Expired/Forfeited	31/12/10
stock options	6,610	0	0	6,610
underlying shares	6,610	0	0	6,610

4. Employees

The total number of employees rose from 751 on June 30, 2010 to 832 persons on June 30, 2011.

	2011		2010		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	170	20	144	19	26	18
Europe	547	66	504	67	43	9
USA	115	14	103	14	12	12
Total	832	100	751	100	81	11

	2011		2010		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales	69	8	73	10	-4	-5
Research and Development	267	32	240	32	28	11
Manufacturing and Service	390	47	348	46	42	12
Administration	106	13	91	12	16	17
Total	832	100	751	100	81	11

5. Management

In comparison to December 31, 2010, the composition of the Company’s Supervisory Board as at June 30, 2011 has changed as described here: Following the Annual General Meeting held on May 19, 2011, the new AIXTRON SE Supervisory Board was elected as described earlier.

There were no changes in the composition of the Company’s Executive Board.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2011.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended June 30, 2011 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, July 2011

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: July 28, 2011

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO